CREATIVE APP SOLUTIONS, INC.

3965 Paula St.
La Mesa, CA 91941
(619) 699-9669
www.creativeapps.biz
January 8, 2013
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Creative App Solutions, Inc.
Registration Statement on Form S-1 (Filed on 10/17/12)
File No. 333-184457

Dear Ms. Mills-Apenteng:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Creative App Solutions, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Request for Acceleration of Effectiveness (the “Request”). The Request was filed with the Commission on January 4, 2012. The Company requests withdrawal of the Request pursuant to a telephone call with Mr. Houseal, in order to allow the staff sufficient time review the Registration Statement on Form S-1.

The staff should feel free to telephone Donald Stoecklein the registrant's legal counsel, at (619) 704-1310 with any questions or comments.

Very truly yours,

/s/ Ryan Faught
Ryan Faught
President and Chief Executive Officer